CONFIDENTIAL

AMENDMENT TO ADMINISTRATION, BOOKKEEPING AND PRICING SERVICES AGREEMENT

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of December 17, 2021:

Term	Means
“Existing Agreement”	The Administration, Bookkeeping and Pricing Services Agreement between the Trust and ALPS dated March 21, 2009, as amended
“ALPS”	ALPS Fund Services, Inc.
“Trust”	WesMark Funds

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Fund Services, Inc.		WesMark Funds

By:	/s/ Ken Fullerton	By:	/s/ Scott Love

Name:	Ken Fullerton	Name:	Scott Love

Title:	Authorized Representative	Title:	President, WesMark Funds

Schedule A to this Amendment

Amendments

As of January 1, 2022 (the “Effective Date”), the Existing Agreement is amended as follows:

1.	Section 2(a) of the Agreement is deleted and replaced in its entirety with the following:

2. ALPS Compensation; Expenses

(a)	In consideration for the services to be performed hereunder by ALPS, the Trust shall pay the fees, charges and expenses set forth in the fee letter(s) (a “Fee Letter”), which may be amended from time to time. Each Fee Letter is incorporated by reference into this Agreement and subject to the terms of this Agreement. Payment by the Fund shall not limit SS&C’s rights of recourse against the Fund. Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by ALPS under this Agreement are based on information provided by the Trust and such fees are subject to renegotiation between the parties to the extent such information is determined to be materially different from what the Trust originally provided to ALPS. Commencing as of April 1, 2023, and on each April 1 thereafter, unless the parties shall otherwise agree and provided that the service mix and volumes remain consistent with those provided in the previous year of this Agreement, the fee that would be charged for the same service would be the base fee rate (as reflected in the Fee Letter) subject to an annual cost of living adjustment based on the Consumer Price Index for Urban Wage Earners and Clerical Workers, for the Denver-Boulder-Greeley area, as published bimonthly by the United States Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such index is terminated, any successor or substitute index, appropriately adjusted, acceptable to all parties.

2.	All references to “Appendix C” shall be replaced with “Fee Letter.”

3.	Appendix C is deleted in its entirety and replaced with “Reserved.”

4.	Section 15(a) (Initial Term) of the Agreement is deleted and replaced in its entirety with the following:

15. Duration and Termination of this Agreement.

(a)	Initial Term. This Agreement shall become effective as of January 1, 2022 (the “Start Date”) and shall continue thereafter throughout the period that ends March 31, 2025 (the “Initial Term”). Until the end of the Initial Term, this Agreement may be terminated without penalty only by agreement of the parties or for cause pursuant to Section l5(c) hereof. If the Trust terminates this Agreement unilaterally without cause prior to the end of the Initial Term it will cause substantial damages to ALPS. Because of the difficulty of estimating the damages that will result, the Trust agrees to pay ALPS, as liquidated damages for such termination, an amount equal to twenty-five percent (25%) of the annual fee in effect at the time of termination (the “Termination Payment”). The parties agree that the Termination Payment is a reasonable forecast of probable actual loss to ALPS and that this sum is agreed to as liquidated damages and not as a penalty.

5.	Section 20 of the Agreement is deleted and replaced in its entirety with the following:

20.	Notices. Except as otherwise provided herein, all notices required or permitted under this Agreement or required by law shall be effective only if in writing and delivered: (i) personally, (ii) by registered mail, postage prepaid, return receipt requested, (iii) by receipted prepaid courier; or (v) by electronic mail, to the relevant address listed below (or to such other address or number as a party shall hereafter provide by notice to the other parties). Notices shall be deemed effective when received by the party to whom notice is required to be given.

If to ALPS:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1000

Denver, CO 80203

Attention: General Counsel

E-mail: notices@ssinc.com

If to the Trust:

WesMark Funds

One Bank Plaza

Wheeling, WV 26003

Attention: Chief Compliance Officer

With a copy to:

Perkins Coie, LLP

700 13th Street, NW

Suite 800

Washington, D.C. 20005

Attn: Todd Zerega

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.

Page 4 of 4